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2/20/13

[redacted]

SECUR 13011307 IION

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SEC Mail Processing Section

FEB 19 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T CAPITAL FUNDING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 BATTERYMARCH STREET
(No. and Street)

BOSTON (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER MERRIGAN (617) 357-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name – *if individual, state last, first, middle name*)

1700 BROADWAY (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/5/13

KW
3/4

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7

SEC FILE NO. 8-66106

YEAR ENDED DECEMBER 31, 2012

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7

SEC FILE NO. 8-66106

YEAR ENDED DECEMBER 31, 2012

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
T Capital Funding, LLC

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by T Capital Funding, LLC (formerly Taurus Capital Funding, LLC) (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority Inc., SIPC and Capital Markets Compliance, LLC, solely to assist you and the specified parties in evaluating the Company's compliance with applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we have performed are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of T Capital Funding, LLC and is not intended to be and should not be used by anyone other than this specified party.

Friedman LLP

February 11, 2013

OATH OR AFFIRMATION

I, PETER MERRIGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T CAPITAL FUNDING, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DMITRIY IOKHVID
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 13, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 19 2013
Washington DC
400

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III
SEC FILE NO. 8-66106

YEAR ENDED DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)

Contents

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
T Capital Funding, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of T Capital Funding, LLC (formerly Taurus Capital Funding, LLC) (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

(Continued)

1700 BROADWAY, NEW YORK, NY 10019 T 212.842.7000 F 212.842.7001 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T Capital Funding, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

February 11, 2013

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	188,500
Accounts receivable		155,000
Prepaid expenses		12,191
Fixed assets, less accumulated depreciation of $3,529		16,300
	$	371,991

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	13,391
Due to affiliate		2,500
		15,891
Member's Equity		356,100
	$	371,991

The accompanying notes are an integral part of these financial statements.

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues		
Brokerage commission income	$	568,520
Other income		3,000
Interest income		71
		571,591
Expenses		
Commissions		69,291
Employee compensation and benefits		358,686
General and administrative		148,571
		576,548
Net loss	$	(4,957)

The accompanying notes are an integral part of these financial statements.

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Member's equity, January 1, 2012	$	224,057
Member contributions		137,000
Net loss		(4,957)
Member's equity, December 31, 2012	$	356,100

The accompanying notes are an integral part of these financial statements.

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities		
Net loss	$	(4,957)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		2,891
Changes in assets and liabilities		
Accounts receivable		6,003
Prepaid expenses		(1,142)
Accounts payable and accrued expenses		(15,753)
Due to affiliate		2,500
Net cash used in operating activities		(10,458)
Cash flows from investing activities		
Purchase of fixed assets		(17,281)
Net cash used in investing activities		(17,281)
Cash flows from financing activities		
Member contributions		137,000
Net cash provided by financing activities		137,000
Net increase in cash and cash equivalents		109,261
Cash and cash equivalents, beginning of year		79,239
Cash and cash equivalents, end of year	$	188,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

T Capital Funding, LLC (the "Company") was organized on June 30, 2003 and is wholly owned by Taurus Investment Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company, acting as a broker-dealer, earns commissions from financing for real estate projects.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a bank and investments with maturities of three months or less from date of purchase. Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of 5 years.

Revenue Recognition

Brokerage commission income is earned primarily from services as a broker-dealer in obtaining equity contributions for the owners of real estate projects.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax purposes. The Company's taxable income or loss is reportable on the member's income tax return.

Federal income tax returns for the member for years prior to 2009 are no longer subject to examination by tax authorities. State and local income tax returns for the member for years prior to 2008 are no longer subject to examination by tax authorities.

Subsequent Events

These financial statements were approved by management and available for Issuance on February 11, 2013. Management has evaluated subsequent events through this date.

NOTE 2 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provisions. At December 31, 2012, the Company had net capital of $177,609, which exceeded requirements by $172,609. The ratio of aggregate indebtedness to net capital was .09 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

All of the Company's brokerage commission income during 2012 was derived from affiliated entities. The Company reimburses the member for certain expenses including its allocable share of rent, accounting and bookkeeping services, payroll and benefits and certain administrative expenses. Reimbursements for the year ended December 31, 2012 were approximately $366,000.

NOTE 4 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2012.

SUPPLEMENTARY INFORMATION

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2012

Computation of net capital		
Total member's equity	$	356,100
Deductions and/or charges		
Nonallowable assets		178,491
Net capital	$	177,609
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	13,391
Due to affiliate		2,500
Aggregate indebtedness	$	15,891
Computation of basic net capital requirement		
Minimum net capital required (6 2.3% of aggregate indebtedness)	$	1,059
Minimum dollar requirement		5,000
Minimum capital requirement (greater of 6 2/3% of aggregate indebtedness or minimum net capital requirement)	$	5,000
Excess net capital	$	172,609
Excess net capital at 1,000 percent	$	176,020
Ratio - Aggregate indebtedness to net capital		.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER 31, 2012

No material differences exist in this computation of net capital and the computation included in the Company's FOCUS report.

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
T Capital Funding, LLC

In planning and performing our audit of the financial statements of T Capital Funding, LLC (formerly Taurus Capital Funding, LLC) (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

New York, New York
February 11, 2013

T CAPITAL FUNDING, LLC
(FORMERLY TAURUS CAPITAL FUNDING, LLC)

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2012

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2012		$ 1,470
Payment schedule		
SIPC-6 assessment	07/16/12	486
SIPC-7	02/04/13	984
Balance due		$ -0-